

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2024

Dato' Maznah Abdul Binti Jalil
Chief Executive Officer
Liberty Resources Acquisition Corp.
10 East 53rd Street, Suite 3001
New York, NY 10022

> **Re: Liberty Resources Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 19, 2024**
> **File No. 001-40883**

Dear Dato' Maznah Abdul Binti Jalil:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew M. Tucker